UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.

Sentinel Group Funds, Inc.

Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the
Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record, limited in amount with respect to each shareholder during any 90 day period to the lesser of (1) $250,000, or (2) 1% of the net asset value of the fund at the beginning of such period, as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of
1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the County of Washington and the State of Vermont on the 10th
day of October 2008.

Sentinel Group Funds, Inc.
(Name of Registrant)

By: /s/ D. Russell Morgan
Name: D. Russell Morgan
Title: Chief Compliance Officer

Attest: /s/ Lindsay E. Staples
Name: Lindsay E. Staples
Title: Assistant Secretary